SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

   In the Matter of                            CERTIFICATE
   Cinergy Corp., et al.                            OF
   File No. 70-9011                            NOTIFICATION

   Public Utility Holding Company
   Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated March 23, 1998 in the above docket (HCAR No. 26848):/1/

       1. At June 30, 1998, Cinergy's "aggregate investment" and "consolidated retained earnings" (both as used in rule 53(a) under PUHCA) were approximately $590.1 million and $948.2 million, respectively.

       2. Cinergy's aggregate investment at June 30, 1998 is equivalent to approximately 9.58% of Cinergy's total capitalization, approximately 9.72% of Cinergy's net utility plant, approximately 6.43% of total consolidated assets, and approximately 10.64% of Cinergy's market capitalization (each at June 30, 1998).

       3. At June 30, 1998, consolidated debt/2/, cumulative preferred stock, and common equity comprised approximately 57.9%, 1.5% and 40.6%, respectively, of Cinergy's consolidated capitalization.

       4.   At June 30, 1998, Cinergy's market-to-book ratio was 222%.

       Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning growth in retained earnings, net income and revenues of Cinergy's Exempt Entities.

                            S I G N A T U R E

       Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 28, 1998
                                     CINERGY CORP.

                                     By: /s/ William L. Sheafer
                                     Vice President & Treasurer

                                ENDNOTES

/1/ Any capitalized terms not otherwise defined herein have the respective meanings assigned in HCAR No. 26848.

/2/ As used herein, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules.